EXHIBIT 4.4

English Language Summary of the Investment Agreement by and between Ultrapar Participações S.A.,

Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras dated March 18, 2007

The Investment Agreement (“Agreement”) is entered into by and between: (A) ULTRAPAR PARTICIPAÇÕES S.A., a joint stock company with principal place of business at Avenida Brigadeiro Luiz Antonio, no 1343, 9th floor, City of São Paulo, State of São Paulo (“Ultrapar”); (B) BRASKEM S.A., a joint stock company with principal place of business at Rua Eteno, no 1561, Pólo Petroquímico, City of Camaçari, State of Bahia (“Braskem”); and (C) PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company with principal place of business at Avenida República do Chile, n° 65, City of Rio de Janeiro, State of Rio de Janeiro (“Petrobras”, together with Ultrapar and Braskem, are hereinafter referred to as the “Parties” and each individually as a “Party”).

It contemplates that

•

the Ipiranga group (the “Ipiranga Group”) holds interests in companies that operate in the fuel distribution, petrochemical and oil refining businesses, including: (i) Refinaria de Petróleo Ipiranga S.A. (“RPI”), (ii) Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), (iii) Companhia Brasileira de Petróleo Ipiranga (“CBPI”), (iv) Ipiranga Química S.A. (“ICQ”), (v) Ipiranga Petroquímica S.A. (“IPQ”), and (vi) Copesul—Companhia Petroquímica do Sul S.A. (“COP”, together with RPI, DPPI, CBPI, ICQ and IPQ, are hereinafter referred to as the “Companies”);

•

Ultrapar wishes to purchase the common and preferred shares (“Shares”) issued by RPI, DPPI and CBPI currently held by the individuals that control the Ipiranga Group (the “Shareholders”), due to the interests of those companies in the fuel distribution business;

•	Braskem is one of the controlling shareholders of COP and holds the right of first refusal to purchase COP shares owned by the Ipiranga Group and it intends to enforce this right;

•	Petrobras is interested in acquiring a portion of the fuel distribution business;

•

Braskem and Petrobras are interested in the petrochemical business and wish to acquire the shares issued by ICQ, and Ultrapar shall act as their commission agent in the acquisition of shares issued by ICQ, in a 60% and 40% proportion respectively, and further act as Petrobras’ commission agent in the acquisition of a portion of the fuel distribution business;

•

the Parties intend to establish the terms by which: (i) Ultrapar will purchase the Shares, (ii) the Parties will manage the Companies during the term of this Agreement, and (iii) Ultrapar will conduct a corporate restructuring of the Ipiranga Group, to segregate and transfer to the other Parties the assets and liabilities for which it is acting as a commission agent; and

•	the Parties shall jointly manage the RPI refinery business which, after restructuring, shall only comprise its current oil refining assets and corresponding liabilities.

Purpose. This Agreement establishes (i) the terms by which Ultrapar, with Braskem and Petrobras, will enter into an agreement for the purchase and sale of Shares, (ii) Ultrapar’s activities as commission agent for Braskem and Petrobras, (iii) Ultrapar’s obligation to issue a mandatory tender offer to acquire common shares held by other RPI, DPPI, and CBPI shareholders if the Shares are acquired, (iv) Braskem and Petrobras’ obligation to issue a mandatory tender offer to acquire shares held by other IPQ shareholders if the Shares are acquired, (v) the terms of the Share Exchange Transaction (as defined below), (vi) the terms of segregation and transfer of the Assets (as defined below), and (vii) the rights and obligations relating to administration of the Companies during the term of this Agreement.

Parties’ Objectives. Ultrapar intends to purchase the fuel distribution business of the Ipiranga Group located in the South and Southeast regions (“Ultrapar Assets”), and Petrobras intends to purchase the fuel distribution business of the Ipiranga Group located in the North, Northeast, and Mid-West regions (“Petrobras Assets”). Braskem and Petrobras jointly intend to acquire, in 60% and 40% proportion respectively, all shares issued by ICQ, or the petrochemical business (“Braskem/Petrobras Assets”, together with the Ultrapar Assets and the Petrobras Assets. the “Assets”).

Execution of Purchase and Sale Agreement. Ultrapar shall, with Braskem and Petrobras as intervening parties, enter into a share purchase and sale agreement with the Shareholders (“Purchase and Sale Agreement”).

Commission. The Parties hereby establish a commission whose purpose will be: Ultrapar’s acquisition of the Petrobras assets, on behalf of Petrobras, for the price of R$ 1,114,461,464.68; Ultrapar’s acquisition of the Braskem/Petrobras Assets, on behalf of Braskem and Petrobras, for the price of R$ 2,495,786,585.93; and Ultrapar’s transfer to Braskem and/or Petrobras of the Braskem/Petrobras Assets and Petrobras Assets (the “Commission”). Prior to transfer of the Assets, Ultrapar shall implement (A) a mandatory tender offer for RPI, CBPI and DPPI remaining common shareholders, and (B) the Corporate Restructuring (as defined below) acts. The Commission shall remain in effect until effective delivery of the Assets.

Funds Transfer for Accomplishing Commission Obligations. Braskem and Petrobras shall provide all funding required to acquire all assets to be controlled by them (“Funds”). The Funds to acquire the Braskem/Petrobras assets shall be transferred to Ultrapar in three installments: (a) the first installment of

4.4.1

R$ 646,506,756.78 to be paid by Braskem and R$ 425, 826,657.63 by Petrobras, (b) the second installment of R$ 274,403,582.68 to be paid by Braskem and R$ 180,778,894.75 by Petrobras, and (c) the third installment of R$ 583,037,360.70 to be paid by Braskem and R$ 385,233,333.39 by Petrobras. The Funds to acquire the Petrobras assets shall be transferred to Ultrapar in three installments, as follows: (a) the first installment of R$ 312,572,322.52, (b) the second installment of R$ 102,105,822.04, and (c) the third installment of R$ 699,783,320.13.

Form of Payment. On each Fund transfer date (a “Fund Transfer Date”), Braskem and Petrobras shall carry out certain transfers of Funds to Ultrapar. On the first Fund Transfer Date, Braskem and Petrobras shall deliver cashier’s checks to Ultrapar, which Ultrapar shall use to settle obligations with the Shareholders pursuant to the Purchase and Sale Agreement. On the second and third Fund Transfer Dates, Braskem and Petrobras shall carry out Electronic Cash Transfers (“TEDs”) (a) to the intermediary institution contracted to settle the mandatory tender offerings and (b) to Ultrapar, respectively.

Fund Transfer Date. The first Fund Transfer Date shall be the date that Shares held by the Shareholders are acquired by Ultrapar. The second Fund Transfer Date shall be the date that financial settlement is carried out by Ultrapar for the mandatory tender offer arising from transfer of shareholder control over RPI, DPPI and CBPI. The third Fund Transfer Date shall be the date of effective transfer of the Assets by Ultrapar to Braskem and Petrobras.

Breach of contract by the Parties. In case of the Parties breach of their obligations under the Agreement, such as default on payments or failure to transfer the Assets, the Agreement establishes penalties and remedies to be seek by the non defaulting and affected party.

Guarantees. Ultrapar shall place in a chattel mortgage in favor of Braskem and Petrobras, in a 60% and 40% ratio, respectively, all common shares and fifty per cent of the preferred shares issued by RPI acquired from the Shareholders, as well as the common RPI shares held by minority shareholders as soon as acquired as described below and in the same proportion as above mentioned. After the Share Exchange Transaction, Ultrapar shall substitute the chattel mortgage of the RPI shares with a chattel mortgage in favor of Braskem and Petrobras, in the same ratio, of all shares issued by ICQ. Ultrapar shall place in a chattel mortgage in favor of Petrobras, 34% of common shares issued by DPPI, 100% of the preferred shares issued by DPPI and 100% of the common shares in CBPI. As soon as the Minority Shareholder Shares (as defined below) have been acquired, Ultrapar shall substitute the aforementioned chattel mortgage of DPPI shares by the chattel mortgage of 20% of common shares issued by CBPI.

Principals’ Losses. Ultrapar, as commission agent, shall not be liable for any losses suffered by Braskem and Petrobras within the scope of the Commission. Additionally, Ultrapar will not be jointly liable for losses arising from contracts with third parties signed on behalf of Petrobras and Braskem.

Commission. By reason of the Commission established herein, Braskem and Petrobras shall pay Ultrapar, on the date of the Assets transfer, the sum of five million reais (R$ 5,000,000.00) in cash and in domestic currency.

Any and all alteration to the terms and conditions of the Commission established hereunder shall only be carried out upon execution of the relevant instrument by all Parties.

The rights and obligations arising from the Commission shall not be assigned, transferred or disposed of in any other manner without prior, written consent of the other Parties, except that Petrobras, shall be entitled to assign its rights and obligations to its subsidiaries or to Braskem.

Mandatory Tender Offers, Corporate Restructuring and Segregation of Assets. Within thirty days from the date that the Shares are acquired, Ultrapar will register mandatory tender offers to acquire common shares held by minority shareholders in RPI, DPPI and CBPI (the “Minority Shareholder Shares”), and Braskem and Petrobras will register a mandatory tender offer to minority shareholders of IPQ. After the completion of the mandatory tender offers, Ultrapar shall incorporate the remaining shares issued by RPI, DPPI and CBPI, according to articles 252 and 264 of Brazilian Corporate Law, such that RPI, DPPI and CBPI shall become wholly-owned subsidiaries of Ultrapar (the “Share Exchange Transaction”). One RPI share shall be exchanged for 0.79850 Ultrapar preferred share. One DPPI share shall be exchanged for 0.64048 Ultrapar preferred share. One CBPI share shall be exchanged for 0.41846 Ultrapar preferred share.

4.4.2

Segregation and Transfer of the Assets. After incorporating the shares, Ultrapar shall hold a general meeting for RPI and seek a reduction in RPI capital so that the portion of RPI equity corresponding to the company’s shareholding in ICQ is delivered to Ultrapar (the “RPI Capital Reduction”). Ultrapar shall hold two general meetings for CBPI and seek to (i) partial spin-off CBPI (the “CBPI Spin-Off”), and (ii) reduce CBPI capital. Via the partial spin-off, the portion of CBPI equity corresponding to the shareholding in ICQ, constituting forty per cent of ICQ capital stock, as well as the Petrobras Assets, shall revert as equity in a special purpose company (“CBPI/ Petrobras”) whose shares are to be held by Petrobras. Ultrapar shall also seek reduction in CBPI’s capital, such that the remaining CBPI shareholding in ICQ (corresponding to 1.47% of ICQ capital stock) is transferred directly to Ultrapar (the “CBPI Capital Reduction”, together with the Share Exchange Transaction, the RPI Capital Reduction and the CBPI Spin-off, the “Corporate Restructuring”). Following the RPI Capital Reduction and the CBPI Spin-off, Ultrapar will transfer common shares representing 60% of ICQ capital stock to Braskem, and will transfer all shares held in CBPI/Petrobras to Petrobras. Following the CBPI Capital Reduction, Ultrapar will transfer the remaining Braskem/Petrobras Assets to Braskem and CBPI will hold exclusively the Ultrapar Assets.

Brand. Until the transfer of Assets, only Ultrapar and the Companies shall have the right to use the brand “Ipiranga” (“Brand”). After the transfer, ownership and all rights over the Brand, including all related names and logos, shall be transferred to Ultrapar. Ultrapar agrees to grant a free license relating to the use of the Brand in connection with the Braskem/Petrobras Assets to Braskem and Petrobras for three months following the transfer. Ultrapar further agrees to grant Petrobras a free license to use the Brand in relation to the fuel distribution business that comprises the Petrobras Assets. Braskem and Petrobras shall indemnify Ultrapar for any misuse of the Brand.

Costs and Risk sharing. The Parties shall be liable for all risks and shall share all the costs related to the Mandatory Tender Offers and the Corporate Restructuring in accordance with their proportion of the Assets.

Delays or Justified Impediments to the Transfer of Assets. The Commission is irrevocable, so, in the event of the transfer or handover of the Braskem/Petrobras Assets and/or Petrobras Assets (A) is in any way restricted or suspended, due to legal, judicial or administrative order, which remains in place for a period of more than 120 (one hundred and twenty) days, or (B) has not occurred by April 18, 2008, an alternative reorganization will be implemented, containing, among others, the spin-off of CBPI, DPPI and RPI, in order to segregate the assets being acquired by Petrobras and Braskem in the spun-off companies, the shares of these spun-off companies being subsequently handed over to Petrobras and Braskem, as applicable. The Parties shall establish a committee to follow the steps of the Corporate Restructuring that will also deliberate in cases of delays or other extraordinary matters that could affect the Corporate Restructuring.

Companies’ Earnings. All net earnings from the Braskem/Petrobras Assets and Petrobras Assets generated or distributed after the Shares acquisition shall be owned by Braskem and/or Petrobras. All dividends and/or interest on equity of the Braskem/Petrobras Assets and/or Petrobras Assets that are declared and/or distributed to Ultrapar shall be reimbursed to Braskem and/or Petrobras, as applicable. The value of these dividends and/or interest on equity shall accrue interest at the accumulated variation of the DI rate. These amounts shall be deducted from the third installment due to Ultrapar from Braskem and Petrobras. Ultrapar shall assign and transfer all rights, and obligations undertaken in the Purchase and Sale Agreement to Braskem and/or Petrobras, on the date of effective transfer of Assets, insofar as they refer to the Braskem/Petrobras Assets or Petrobras Assets.

Shareholders’ Agreement and Other Provisions for Management of the Companies Until Final Transfer of Assets. On the date that the Purchase and Sale Agreement is concluded, Ultrapar shall transfer (i) one common share issued by RPI, (ii) one common share issued by DPPI, (iii) one common share issued by CBPI, (iv) one common share issued by ICQ for each one issued by Braskem and Petrobras, and (v) one common share issued by IPQ for each one issued by Braskem and Petrobras, so that Braskem and Petrobras become shareholders in these companies. Furthermore, (i) CBPI shall assign and transfer one common share issued by ICQ and (ii) ICQ shall assign and transfer one common share issued by IPQ to Ultrapar. The Parties shall execute two Shareholders’ Agreements (collectively, the “Shareholders’ Agreement”), one for RPI, and the other for DPPI, CBPI, ICQ and IPQ, which shall establish the Companies’ management provisions from the date that the Purchase and Sale Agreement is concluded.

4.4.3

After the Corporate Restructuring, Ultrapar shall assign and transfer RPI shares to Braskem and Petrobras, resulting in Ultrapar, Braskem and Petrobras each holding one third (1/3) of the total and voting RPI capital stock, which shall then own only the refinery business which it currently operates.

Purchase of additional shares of the Companies. If any of the Parties are obliged by law to acquire other shares than the Shares and the Minority Shareholders Shares, the Parties shall not be jointly liable for such obligations and each Party shall be exclusively responsible for the shares related to its respective assets and according to such Party stake in said assets.

Representations and Warranties. Each Party hereby warrants that it is empowered to enter into this Agreement and capable of fulfilling the obligations set forth herein, without requiring government authorization or breaching any agreement to which it is subject. The Parties shall cooperate to obtain approval of the Brazilian Antitrust System.

Exclusivity. Until December 31, 2007, none of the Parties shall pursue any transaction that is similar to those set forth herein, that hampers the performance of the transactions set forth herein, or that involves any investment of any form in the Companies. This provision shall not apply to shareholder stakes held by Braskem and Petrobras in COP, and/or shares issued by COP.

Final provisions. Each Party agrees to indemnify, defend, and hold harmless the other Parties, without joint liability or limitation, from any obligations, liabilities, losses, or claims of any kind suffered as a result of failure to discharge obligation arising from this Agreement and the Shareholder Agreement. Braskem and Petrobras agree to indemnify, defend, and exempt Ultrapar, at a ration of 60% and 40% respectively, from any losses suffered as shareholder of ICQ, IPQ, and COP, with the exception of devaluations resulting from the effects of equity equivalence. Petrobras will indemnify Ultrapar from any losses incurred in the administration of Petrobras Assets while said assets remain under CBPI ownership. Ultrapar will indemnify Petrobras from losses incurred in the management of Ultrapar Assets. Present or future contingencies relating to the assets shall be borne by the respective owners of said assets. Present or future contingencies that are common to more than one asset shall be proportionally borne by the Parties.

This Agreement shall be amended, or any of its terms waived, only by written instrument. Delay in enforcement of rights set forth herein shall not constitute waiver. This Agreement shall not be assigned by any of the Parties without prior, written consent of the other Parties, except for Petrobras’ assignment of the rights and obligations set forth in this Agreement to any of its subsidiaries or to Braskem. Any term or provision of this Agreement declared invalid or ineffective shall be deemed unenforceable only to the extent of said invalidity or ineffectiveness.

This Agreement shall be governed and interpreted pursuant to the laws of the Federative Republic of Brazil. Disputes relating to payment obligations or that require specific performance will be subject to judicial execution. All other disputes arising from this Agreement shall be resolved by arbitration, pursuant to Law No. 9307/96. The dispute shall be submitted to the International Chamber of Commerce (“ICC”) Court of Arbitration pursuant to its regulations. Arbitration shall be carried out in the City of São Paulo. The arbitration shall be conducted by three arbitrators, one indicated by each Party, who shall agree to appoint a third arbitrator, who shall act as President of the Court of Arbitration. The Party receiving an adverse award shall pay the fees and costs relating to the arbitrators and the ICC, unless otherwise established by the arbitration award. The parties shall cover the costs and fees of their respective attorneys. Each party shall retain the right to file for judicial measures in order to obtain injunctive measures to protect or safeguard rights.

4.4.4

English Language Summary of the Amendment dated April 18, 2007 to the Investment Agreement by and between Ultrapar Participações S.A. and Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras dated March 18, 2007

Amendment. The Parties to the Amendment to the Investment Agreement agreed to amend the “Funds Transfer for Accomplishing Commission Obligations” and the “Warranties” provisions of the Investment Agreement as follows:

Funds Transfer For Accomplishing Commission Obligations. The Funds to acquire the Braskem/Petrobras Assets shall correspond to the global price of the Braskem/Petrobras Assets, in the amount of R$ 2,495,773,024.81, and shall be transferred by Braskem and Petrobras to Ultrapar in three installments, as follows: (a) the first installment of R$ 651,934,915.31 shall be paid by Braskem and R$ 429, 405,252.53 by Petrobras, (b) the second installment of R$ 256,066,855.74 to be paid by Braskem and R$ 168,698,537.02, by Petrobras and (c) the third installment of R$ 595,937,756.59 to be paid by Braskem and R$ 393,729,707.62 by Petrobras; .

The Funds to acquire the Petrobras Assets shall correspond to the global Petrobras Assets price of R$ 1,114,455,748.70 and shall be transferred to Ultrapar in three installments, as follows: (a) the first installment of R$ 313,348,853.93, (b) the second installment of R$ 95,283,281.15 and (c) the third installment of R$ 705,823,613.62.

Guarantees. Ultrapar shall place in a chattel mortgage in favor of Braskem and Petrobras, in a 60% and 40% ratio, respectively, all common shares and fifty per cent (50%) of the preferred shares issued by RPI acquired from the Shareholders. The Shares held by minority shareholders in RPI, when purchased by Ultrapar, shall also be subject to chattel mortgage in the same proportion to Braskem and Petrobras. After the Share Exchange Transaction, Ultrapar shall substitute the aforementioned chattel mortgage of the RPI shares by chattel mortgage of all shares issued by ICQ. Ultrapar shall place in a chattel mortgage in favor of Petrobras, two million two hundred and seventy-nine thousand nine hundred and twenty-six (2,279,926) ordinary shares issued by DPPI (equivalent to 31% of common shares issued by DPPI acquired from the Shareholders), two million two hundred and thirty-nine thousand seven hundred and seventy-one (2,239,771) preferred shares issued by DPPI (equivalent to 78% of the preferred shares issued by DPPI acquired from the Shareholders) and one million three hundred and forty-one thousand three hundred and thirteen (1,341,313) common shares issued by CBPI and acquired from the Shareholders (equivalent to 100% of the common shares issued by CBPI acquired from the Shareholders). On the basis that all CBPI outstanding common shares have been purchased in the respective tender offer, Ultrapar shall place in a chattel mortgage the three million, thirteen thousand nine hundred and three (3,013,903) common shares issued by CBPI then acquired to substitute one million four hundred and eighty-two thousand seven hundred and fifty-one (1,482,751) common shares issued by DPPI. The number of CBPI common shares to be transferred to substitute the aforementioned common DPPI shares shall be adjusted according to the number of common shares issued by CBPI that are effectively acquired by the offeror in the relevant tender offer.

New Clause. The Parties to the Amendment to the Investment Agreement agreed to add a new clause to the Investment Agreement which provides that Ultrapar undertakes to cause DPPI to transfer to RPI nine (09) common shares issued by ICQ and owned by DPPI, to guarantee that only RPI and CBPI hold all shares issued by ICQ.

4.4.5